EXHIBIT H

KEY ENERGY GROUP, INC.

NEWS RELEASE

FOR IMMEDIATE RELEASE


        KEY ENERGY ANNOUNCES $14.00 PER SHARE CASH TENDER OFFER FOR
                         DAWSON PRODUCTION SERVICES

 AND CONSENT SOLICITATION TO CALL SPECIAL MEETING OF DAWSON'S SHAREHOLDERS

EAST BRUNSWICK, N. J., August 5, 1998 - Key Energy Group, Inc. (NYSE: KEG) announced today that its wholly-owned subsidiary, Midland Acquisition Corp., will commence a tender offer for all of the outstanding shares of Dawson Production Services, Inc. (NYSE: DPS) for $14.00 per share in cash not later than August 11, 1998. The tender offer would be followed by a second step merger at the same cash price paid in the tender offer.

Based on the latest publicly available information, Dawson has approximately 11.5 million shares on a fully diluted basis, giving the transaction a total equity value of approximately $161 million. In addition, Dawson had total debt of approximately $149 million on March 31, 1998, making the total value of the transaction approximately $310 million. The acquisition is anticipated to be accretive to Key's earnings and cash flow per share in the first year after the close of the transaction.

Francis D. John, Chairman and Chief Executive Officer of Key, said, "We would have preferred to pursue a negotiated transaction with Dawson, however, because of recent developments, we are taking our offer directly to Dawson shareholders - the owners of the company. On the evening of August 3, 1998 our financial advisor, Bear, Stearns & Co. Inc. was contacted by Morgan Stanley & Co. Inc., Dawson's financial advisor. In their conversation, Morgan Stanley told Bear, Stearns that Dawson's Board had reviewed Key's proposal and was not interested in discussing it further with Key. It was quite disturbing that in its conference call to investors on August 4, 1998, Dawson's management indicated Morgan Stanley was still reviewing the Key proposal and could not comment on it. Dawson's statements in this conference call served only to mislead its shareholders as to Dawson's true intentions regarding the Key proposal and to discourage Key's efforts to complete a negotiated transaction. Fortunately, as a result of the actions Key is now undertaking, Dawson's shareholders will have the opportunity to decide the future of the company for themselves," Mr. John said.

"Other events in the past two days have also influenced our decision to initiate a tender offer. After the close of the market on August 3, 1998, Dawson disclosed its operating results for the quarter ended June 30, 1998, which were significantly less than last year and substantially below street estimates. At the same time, Dawson announced it had entered into a letter of intent to acquire companies comprising the HSI Group, without regard to its impact on Key's proposal to acquire Dawson. That Dawson would announce its second largest acquisition ever, claim it will be immediately accretive, and not disclose to its shareholders any of the terms of the proposed transaction is inexplicable. Dawson's pattern of conduct in the HSI matter, its refusal to respond to, and its ultimate rejection of, Key's generous proposal, and its failure to come close to meeting its first quarter earnings estimates leaves us no recourse but to go directly to Dawson's shareholders," Mr. John said.

Key also announced today that Midland will file preliminary materials with the Securities and Exchange Commission to solicit consents to call a special meeting of Dawson's shareholders, as well as proxy materials for the proposed special meeting. According to Dawson's bylaws and consistent with the Texas Business Corporation Act, consents from holders of at least 20% of Dawson's common stock are required to call the special meeting. Key and Midland's present investments of a total of 820,800 shares represent approximately 7.3% of Dawson's outstanding shares.

At the special meeting, Midland would, among other things, seek to:

   o Remove Dawson's board of directors and replace it with Midland's slate of nominees. Midland's nominees, if elected, subject to their fiduciary duties as Dawson directors, would take all action needed to facilitate consummation of the tender offer; and

   o Take certain other actions with respect to Dawson's bylaws designed to facilitate the tender offer.

Removal of Dawson's directors requires the affirmative vote of a majority of the outstanding shares of Dawson common stock.

Key also announced that Midland is filing suit in the United States District Court for the Western District of Texas (Midland/Odessa Division) against Dawson and its directors seeking, among other things, to have certain provisions of Dawson's shareholder rights plan ("poison pill") declared illegal under Texas law and injunctive relief prohibiting Dawson and its directors from taking certain actions to thwart or interfere with the tender offer and solicitation.

Mr. John added, "Subsequent to our proposal, oilfield service stocks have declined by 30% to 50% as the outlook for oil and natural gas prices remains uncertain. In today's environment, and in light of the poor operating results announced Monday, we believe it is reasonable to conclude that Dawson would be trading in the range of $6 to $7 if it were not for Key. Therefore, we believe our $14.00 offer represents a premium of at least 100% of Dawson's 'true current market value'. This price takes into account both Dawson's surprisingly poor operating results for the quarter ended June 30, 1998, and the costs associated with consummating a merger transaction through a tender offer as opposed to a negotiated transaction."

"With continued uncertainty in the oil and gas industry, it is imperative that service companies become more efficient and cost effective in providing services. We continue to believe that Key and Dawson would be a superb fit. The combined company would have substantial ability to reduce costs, provide a wider range of services for customers and create a more stable environment for employees. Together, Key and Dawson would be the largest well service company in the world, positively staged for future growth, with leading positions in nearly all major domestic producing regions and expansion opportunities throughout the world," concluded Mr. John.

The tender offer will be conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration date, a number of shares, which when added to the number of shares beneficially owned by Key and Midland, will represent a majority of the total number of outstanding shares of Dawson on a fully diluted basis; termination, redemption or inapplicability of Dawson's poison pill; receipt of financing; inapplicability of Texas anti-takeover statutes; and expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Key has a financing commitment from PNC Bank, N.A. to complete the acquisition of Dawson as well as the refinancing of Key's existing debt. Key has also received a highly confident letter from Dain Rauscher Wessels to arrange financing in the event the holders of Dawson's 9 3/8% Senior Notes exercise certain put rights triggered upon a change of control of Dawson. The complete terms and conditions of the tender offer, including financing arrangements, will be set forth in the offering documents to be filed with the Securities and Exchange Commission.

Bear, Stearns & Co. Inc. will act as Dealer Manager for the offer and Innisfree M&A Incorporated will act as Information Agent.

Key Energy Group, Inc. is a holding company with diversified energy operations, including well servicing, oilfield services, contract drilling and oil and natural gas production. Key has operations in most major domestic onshore producing regions and in Argentina.

INFORMATION REGARDING PARTICIPANTS AND CERTAIN OTHER PERSONS

Key Energy Group, Inc. and certain persons named below may be deemed to be "participants" (within the meaning of Regulation 14A under the Securities Exchange Act of 1934) in the solicitation of consents to call a special meeting of Dawson Production Services, Inc.'s shareholders (the "Special Meeting") and proxies for the Special Meeting. At the Special Meeting, if called, Key presently intends to introduce proposals to (i) remove Dawson's board of directors (the "Board"); (ii) elect Midland's nominees to the Board; (iii) amend certain of Dawson's Bylaws to facilitate consummation of Midland's tender offer. The participants in this solicitation may include the persons named below, after the name of each of whom is indicated the number of shares of Dawson common stock, par value $.01 per share, beneficially owned by each as of August 4, 1998 (if any) (including shares which each has the right to acquire within 60 days of such date): the directors of Key - Francis D. John, Kevin P. Collins (9,354 shares), William Manly, W. Phillip Marcum (6,054 shares), David J. Breazzano, and Morton Wolkowitz; and the following executive officers of Key (other than Mr. John, who is also a director) - Stephen E. McGregor, Kenneth V. Huseman and Danny R. Evatt.

CONTACT:  Key Energy Group, Inc       Abernathy MacGregor Frank
          Jim Dean                    Joele Frank / Dan Katcher
          (732) 247-4822              (212) 371-5999

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